UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

Commission File Number	000-30678

GLOBAL SOURCES LTD.

(Translation of Registrant's Name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Year 2012 / 4th Quarter Results of Operations of GLOBAL SOURCES LTD.

Exhibit 2 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.
(Registrant)

By:	/s/ Connie Lai
Name: Connie Lai
Title: Chief Financial Officer

Date: March 19, 2013

EXHIBIT 1

YEAR 2012 / 4th QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources growth strategy is built around the following four key foundations: further penetration of the market for our export promotion media; new product and market development; expansion into China’s domestic B2B market; and acquisitions, joint-ventures and alliances.

•	Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow our total number of customers and grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution.

•	New product and market development. Our plans include increasingly specialized online marketplaces, magazines and trade shows – entries into new geographies as well as entirely new media formats. Some of these initiatives are to augment our core export offering, while others are targeted at China’s domestic B2B market.

•	Expansion in China’s domestic B2B market. We now have more than a dozen individual media properties serving this market including digital and print magazines, online sites and trade shows.

•	Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions and the revenue generation from our online sourcing fairs commenced in the third quarter of 2011.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we launched China Sourcing Fairs events in Hong Kong, Dubai, Mumbai, India, Johannesburg, South Africa, Miami, USA and held several China Sourcing Fairs events from 2004 to 2012. In August 2012, we launched new China Sourcing Fairs events in Sao Paulo, Brazil. We host domestic trade shows in China under our Global Sourcing Fairs brand. We also host our International IC China Conferences and Exhibitions in Shenzhen, China in the first quarter of each year and host the China International Optoelectronic Expo in Shenzhen, China in the third quarter of each year. In March 2012, we acquired an 80% interest in the China (Shenzhen) International Brand Clothing & Accessories Fair which was held in Shenzhen, China in July 2012.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$32,353	$36,863	$136,101	$141,475
Exhibitions	32,716	35,475	88,782	77,973
Miscellaneous	1,873	1,669	6,857	5,617
	66,942	74,007	231,740	225,065
Operating Expenses:
Sales	23,102	26,305	80,354	81,363
Event production	9,716	11,273	26,250	24,637
Community and content	8,628	9,430	32,696	34,078
General and administrative	12,056	11,721	44,281	40,660
Information and technology	3,223	3,070	13,188	12,607
Total Operating Expenses	56,725	61,799	196,769	193,345
Profit from Operations	$10,217	$12,208	$34,971	$31,720
Net profit attributable to the Company’s shareholders	$11,177	$11,889	$32,206	$29,476
Diluted net profit per share attributable to the Company’s shareholders	$0.31	$0.33	$0.90	$0.83
Shares used in diluted net profit per share calculations	35,870,511	35,501,296	35,742,495	35,385,218

Note: 1. Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$28,114	$30,466	$119,011	$117,946
Print services	4,239	6,397	17,090	23,529
	$32,353	$36,863	$136,101	$141,475

The following table represents our revenue by geographical areas:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)

China	$54,841	$59,623	$189,648	$177,563
Rest of Asia	10,546	12,421	35,603	40,011
United States	1,406	1,630	5,706	6,455
Europe	54	234	531	695
Others	95	99	252	341
Total revenue	$66,942	$74,007	$231,740	$225,065

Revenue

Our total revenue declined by 10% to $66.9 million during the three months ended December 31, 2012 from $74.0 million during the three months ended December 31, 2011 due mainly to the decline in revenue from our Online and Other Media Services business and the decline in revenue from our exhibitions business resulting mainly from the rescheduling of our China Sourcing Fairs events in Mumbai, India from the fourth quarter to the third quarter in 2012. In addition, with the introduction of Value Added Tax (“VAT”) in China in 2012 in a phased manner, we absorb the VAT and present our revenue net of VAT, which reduced our revenue growth in 2012. Moreover, a weakened China export market coupled with the increased competition contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. China accounted for 82% of total revenue during the three months ended December 31, 2012 compared to 81% of total revenue during the three months ended December 31, 2011. Our Online and Other Media Services revenue declined by 12% from $36.9 million during the three months ended December 31, 2011 to $32.4 million during the three months ended December 31, 2012, resulting from an 11% decline in our Online and Other Media Services revenue in our China market and larger declines in our US market, Hong Kong, Taiwan and other Asian markets. Our China market represented 79% of Online and Other Media Services revenue during the fourth quarter of 2012 compared to 78% during the fourth quarter of 2011. The decline in our Online and Other Media Services revenue resulted mainly from a reduction of 34% in our print advertising revenue and an 8% decline in our revenue relating to hosting online websites and digital magazines for our customers. Magazine advertising continues to be under pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue declined by 8% to $32.7 million during the three months ended December 31, 2012 compared to $35.5 million during the three months ended December 31, 2011, resulting mainly from our rescheduling of China Sourcing Fairs events in Mumbai, India to the third quarter of 2012 that were held in the fourth quarter during 2011.

Total revenue grew by 3% to $231.7 million during the year ended December 31, 2012 from $225.1 million during the year ended December 31, 2011. Following the introduction of Value Added Tax (“VAT”) in China in 2012 in a phased manner, we absorb the VAT and present our revenue net of VAT, which reduced our revenue growth in 2012. Moreover, a weakened China export market coupled with the increased competion contributed to a reduced revenue yield from our customers, affecting our revenue growth negatively. Our Online and Other Media Services revenue declined by $5.4 million or 4% to $136.1 million for the year ended December 31, 2012, as compared with $141.5 million for the year ended December 31, 2011, primarily due to declines in some of our Asian and US markets. The decline in our Online and Other Media Services revenue resulted mainly from a 27% decline in our print advertising offset by a growth of 1% in our revenue from hosting online websites and digital magazines for our customers. China represented 79% of Online and Other Media Services revenue for the year ended December 31, 2012 compared to 77% for the year ended December 31, 2011. Our Exhibitions revenue grew from $78.0 million for the year ended December 31, 2011 to $88.8 million for the year ended December 31, 2012, an increase of 14%, due mainly to the revenue contributed by the newly acquired China (Shenzhen) International Brand Clothing & Accessories Fair events in July 2012, the launching of our China Sourcing Fairs events in Brazil and increases in our booth sales in our China Sourcing Fairs events in Miami, USA and the China International Optoelectronic Expo in Shenzhen, China. The above increase was partially offset by decreases in booth sales for our China Sourcing events in Dubai and Mumbai, India and International IC China Conferences and Exhibitions in Shenzhen, China.

Total revenue from China grew by 7% during the year ended December 31, 2012 compared to the year ended December 31, 2011, although our total company revenue grew only by 3% during the year.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 12% from $26.3 million during the three months ended December 31, 2011 to $23.1 million during the three months ended December 31, 2012. This was mainly attributed to the 10% decline in our revenue and decline in marketing fees. In addition, during 2012, Value Added Tax (VAT) has been introduced to replace the business tax on advertising and exhibitions businesses in China. The implementation is being carried out in a phased manner starting with Shanghai region in the first quarter and gradually implemented in all regions across the country. The introduction of VAT resulted in a lower China business tax expense for the quarter. Sales costs declined by 1% from $81.4 million during the year ended December 31, 2011 to $80.4 million during the year ended December 31, 2012. The decline in sales costs was mainly due to a lower rate of sales cost for certain exhibition events and by a reduction in business tax expense due to the implementation of VAT in China off-set partially by growth in sales commission expense arising from the growth in revenue.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs declined by 14% from $11.3 million for the three months ended December 31, 2011 to $9.7 million for the three months ended December 31, 2012. The decline was mainly attributed to a lower number of events held in the fourth quarter of 2012 compared to the fourth quarter of 2011 as we rescheduled the China Sourcing Fairs events in Mumbai, India to the third quarter in 2012 from the fourth quarter in 2011. In addition, as the shows matured, we were able to gain some cost efficiencies and were able to reduce the event production costs for our China Sourcing Fairs events.

Event production costs increased from $24.6 million during the year ended December 31, 2011 to $26.3 million during the year ended December 31, 2012, an increase of 7%. The increase was due to higher event production costs due to a higher number of events in the year 2012, including the newly acquired China (Shenzhen) International Brand Clothing & Accessories Fair, compared to that of 2011, off-set partially by a reduction in event production costs resulting from a lower number of booths sold, especially in the China Sourcing Fairs events in Dubai and Mumbai, India and International IC China Conferences and Exhibitions in Shenzhen, China.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs declined by 9% from $9.4 million during the three months ended December 31, 2011 to $8.6 million during the three months ended December 31, 2012 due mainly to a reduction in buyer promotion costs for our exhibition events as we held less events during the fourth quarter of 2012 compared to the fourth quarter of 2011, declines in our bulk circulation costs, printing charges, paper consumption and promotion costs for our publications business and a reduction in spending for our participation in third party trade shows . We also reduced our content management services costs.

Community and content costs decreased by 4% from $34.1 million during the year ended December 31, 2011 to $32.7 million during the year ended December 31, 2012 due mainly to the decline in our bulk circulation costs, printing charges and paper consumption and a reduction in our content management services costs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities, amortization of software and intangible assets.

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. In the second quarter of 2012, we established The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to issue share awards to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under this plan, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. There is no vesting condition other than the non-compete terms. Under the above plans, the Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of these awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited, acquired a 70% interest in China International Optoelectronic Expo exhibition business. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired a 100% interest in EDN China and EDN Asia publications business and recorded the acquired intangible assets at fair value of $1.6 million and goodwill of $2.0 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. The Management performed an annual impairment review in the fourth quarter of 2012 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the larger than anticipated softening of the print advertising market since the end of 2011. Based on the review, management determined that the goodwill balance relating to the EDN business was fully impaired and recorded a $1.4 million goodwill impairment charge in the general and administrative costs in the fourth quarter of 2012. The net book values of the intangible assets and goodwill relating to the EDN business as at December 31, 2012 were $1.0 million and $nil respectively.

On March 9, 2012, we acquired an 80% interest in China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

General and administrative costs increased marginally by $0.4 million from $11.7 million during the three months ended December 31, 2011 to $12.1 million during the three months ended December 31, 2012, due mainly to the amortization expense for acquired intangible assets relating to the China (Shenzhen) International Brand Clothing & Accessories Fair business and the goodwill impairment charge of $1.4 million relating to our acquired EDN business, off-set partially by savings in marketing costs .

General and administrative costs increased by 9% from $40.7 million during the year ended December 31, 2011 to $44.3 million during the year ended December 31, 2012, due mainly to increases in marketing expenses and payroll costs, the depreciation cost attached to the acquisition of the Shanghai property in the third quarter of 2011 and amortization expenses for acquired intangible assets relating to the China (Shenzhen) International Brand Clothing & Accessories Fair business and an increase in the goodwill impairment charge relating to our acquired EDN business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased by 3% from $3.1 million for the three months ended December 31, 2011 to $3.2 million for the three months ended December 31, 2012 due mainly to increases in payroll costs and fees paid for software updating and maintenance to third party consultants.

Information and technology costs increased by 5% from $12.6 million during the year ended December 31, 2011 to $13.2 million during the year ended December 31, 2012 due mainly to increases in payroll costs and fees paid for software updating and maintenance to third party consultants off-set partially by a decline in internet and website hosting costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2012 and during the three months ended December 31, 2011 were $0.6 million and $0.8 million respectively. The non-cash compensation expenses for the year ended December 31, 2012 and December 31, 2011 were $2.4 million and $2.8 million respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit From Operations. The total profit from operations during the three months ended December 31, 2012 was $10.2 million as compared to $12.2 million during the three months ended December 31, 2011. The decline in total profit from operations resulted mainly from a decline in revenue, increases in general and administrative costs and information and technology costs partially offset by declines in sales costs, event production costs and community and content costs.

The total profit from operations during the year ended December 31, 2012 was $35.0 million as compared to $31.7 million during the year ended December 31, 2011. The increase in total profit from operations resulted mainly from an increase in revenue and reductions in sales costs and community and content costs partially offset by increases in event production costs, general and administrative costs and information and technology costs.

Interest income. We recorded interest income of $0.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended December 31, 2012 compared to an interest income of $0.2 million during the three months ended December 31, 2011. The growth in interest income was mainly due to the higher yield on the term deposits with the banks during the three months ended December 31, 2012.

We recorded interest income of $1.0 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2012 compared to an interest income of $0.4 million during the year ended December 31, 2011. The increase in interest income was mainly due to the higher yield on the term deposits with the banks for the year ended December 31, 2012.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.7 million during the three months ended December 31, 2012 and of $0.5 million during the three months ended December 31, 2011.

We reported a tax provision of $2.7 million during the year ended December 31, 2012 and of $1.6 million for the year ended December 31, 2011. The increase is mainly due to the tax provision on the growth in profit from our China domestic exhibition business and tax provisions on the dividends declared by subsidiaries in China.

Net profit attributable to the Company. Net profit attributable to the Company declined from $11.9 million during the three months ended December 31, 2011 to $11.2 million during the three months ended December 31, 2012. The decline in net profit attributable to the Company resulted mainly from a decline in revenue, increases in general and administrative costs and information and technology costs and tax provisions, partially offset by declines in sales costs, event production costs and community and content costs.

Net profit attributable to the Company increased from $29.5 million during the year ended December 31, 2011 to $32.2 million during the year ended December 31, 2012. The increase in net profit attributable to the Company resulted mainly from a growth in revenue, higher interest income and reductions in sales costs and community and content costs, partially offset by increases in event production costs, general and administrative costs and information and technology costs and an impairment loss on an investment in an associate in 2012 and an increase in tax provision.

Diluted Net profit Per Share. The diluted net profit per share attributable to the Company’s shareholders declined from $0.33 for the three months ended December 31, 2011 to $0.31 for the three months ended December 31, 2012. The number of shares used for the computation of net profit per share increased from 35.5 million to 35.9 million.

The diluted net profit per share attributable to the Company’s shareholders increased from $0.83 for the year ended December 31, 2011 to $0.90 for the year ended December 31, 2012. The number of shares used for the computation of net profit per share increased from 35.4 million to 35.7 million.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2012 using cash generated from our operations and we had no bank debt as at December 31, 2012.

Net cash generated from operating activities was $31.3 million for the year ended December 31, 2012, compared to $55.2 million for the year ended December 31, 2011. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations increased from $6.5 million as of December 31, 2011 to $7.8 million as of December 31, 2012. The receivables from sales representative represent cash receipts from our customers which are collected by the independent sales representatives on our behalf, net of commissions and fees payable to the sales representatives. These cash receipts are banked into designated bank accounts owned by the independent sales representatives whereby, for managing the credit risks, our senior employees are the authorized signatories to withdraw cash from such bank accounts in China. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.0 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 and 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease terms. As at December 31, 2011, the usage of the office space was reviewed and, based on the Company’s intention, the portion of the properties with net book value amounting to $75.4 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. In 2012, management restructured the operations based on a change in strategy. In view of the restructuring that was carried out in 2012, management reviewed the usage of the office space once again as at December 31, 2012 and, based on the Company’s intention, the portion of the properties with net book value amounting to $23.0 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The total net book value of these four office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as of December 31, 2012 and as of December 31, 2011 was $122.8 million and $124.5 million respectively. The total market value of these office properties as of December 31, 2012 was $219.7 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

Advance payments received from customers were $93.6 million as of December 31, 2012, compared to $110.1 million as at December 31, 2011 due to the current global economic downturn. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2012 were $13.3 million, $76.3 million and $7.5 million respectively compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2011 of $13.3 million, $59.1 million and nil, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2012, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2012, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $10.2 million in respect of losses as at December 31, 2012 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years, and in January 2011, we signed supplemental agreements for additional space, increasing the total amount to $44.5 million. In 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $20.0 million in payments over four to five years. In 2012 we signed additional agreements for a total amount of $21.7 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2012, we have paid approximately $46.4 million in aggregate under these agreements.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2012, we have not bought back any of our shares under this program.

In March 2012, we acquired an 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.0 million, comprising an initial cash consideration of approximately $12.7 million that was paid upon completion of the transaction, and an additional cash consideration of approximately $4.3 million that has been paid in February 2013 upon certain performance related conditions having been fulfilled. SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2012 show was held in July 2012. The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions us to take advantage of this emerging opportunity. The acquisition costs relating to this acquisition were $0.4 million, of which $0.05 million was expensed in 2011 and the remaining amount was expensed in the year ended December 31, 2012 under the general and administrative expenses in the consolidated income statement. We recorded this acquisition as a business combination. The purchase price allocation was completed in the fourth quarter of 2012 and we recorded the acquired intangible assets of $20.4 million and the related deferred tax liabilities of $5.1 million and goodwill of $5.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 17 years and the others of five months. The amortization expense relating to these acquired intangible assets of $1.6 million was included in the general and administrative costs in the consolidated income statement for the year ended December 31, 2012. Correspondingly, we recorded $0.4 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the year ended December 31, 2012. We recorded a non-controlling interest of $3.0 million for this acquisition based on their proportionate share of the identifiable net assets of the acquiree. The acquired entities are being consolidated with effect from the date of acquisition.

In March 2012, we subscribed to an approximate 10% equity interest in Shooii Limited, an Australian start-up company, which operates an online retail platform for footwear, for approximately $0.3 million. This was recorded as an investment in associates and was included in the long term investments in our balance sheet. During the second quarter of 2012, management carried out an impairment assessment and determined that this investment has been fully impaired as Shooii Limited suffered severe cash flow problems and all their attempts to find new sources of financing failed, resulting in Shooii Limited going under official administration and facing a prospect of being liquidated. We recorded an impairment loss relating to this investment of $0.3 million under “Impairment loss on investment in associate” in our income statement for the year ended December 31, 2012.

With an intent to realign our real estate property holding position, we decided to dispose of one of the commercial properties that is currently vacant but has considerably appreciated in market value. Accordingly, in February 2013, one of our subsidiaries which owns 1,939.38 square meters of office space on the 46th floor of a building in Shenzhen, PRC known as Excellence Times Square, has entered into a letter of intent for the sale of this property for a total sale price of approximately $19.3 million. The transaction is subject to the formal sale and purchase agreement being signed on or before April 30, 2013 and the buyer’s full payment of the purchase price being made on or before May 7, 2013. The impact resulting from this transaction on our net profit for 2013 is expected to be a gain of approximately, $8.5 million.

Subsequent to the year end, we have also signed a provisional sale and purchase agreement for the sale of office space on the 26th floor of Southmark building in Hong Kong, China, comprising a total area of 9,431 square feet, and three car parking spaces, for a total cash consideration of approximately $9.0 million. The transaction is subject to the formal sale and purchase agreement being signed on or before March 18, 2013 and the buyer’s full payment of the purchase price being made on or before March 28, 2013. The impact resulting from this transaction on the Group’s net profit for 2013 is expected to be a gain of approximately, $4.4 million.

In order to reduce our exposure to potential rental cost increases, we have signed a provisional sale and purchase agreement for the purchase of commercial property on the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which the Group currently lease for operational use. This comprises a total of 36,822 square feet of office space, for a total purchase consideration of approximately $23.6 million. The transaction is subject to the formal sale and purchase agreement being signed on or before March 18, 2013 and full payment of the purchase price being made by us on or before March 28, 2013.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements that are applicable for accounting periods beginning January 1, 2013:

i.	IFRS 13, “Fair value measurement”
ii.	IFRS 9, “Financial instruments”
iii.	IFRS 10, ‘Consolidated financial statements’
iv.	IFRS 11, ‘Joint arrangements’
v.	IFRS 12, ‘Disclosures of interests in other entities’
vi.	IAS 19 (revised), ‘Employee benefits’

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or U.S. GAAP. We adopted IFRS 13 prospectively for the accounting period beginning on 1 January 2013 and do not expect this standard to have a significant impact on our Group’s financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We adopted IFRS 9 for the accounting period beginning on 1 January 2013 and it is unlikely that this standard will have a significant impact on our Group’s financial statements.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. We adopted IFRS 10 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have a significant impact on our Group’s financial statements.

IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures. We adopted IFRS 11 for the accounting period beginning on 1 January 2013 and there was no impact on our Group’s financial statements upon adoption, and its effects on future periods will depend on the nature of and significance of joint arrangements subject to this standard.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We adopted IFRS 12 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have a significant impact on our Group’s financial statements as it affects only the disclosures.

IAS 19, ‘Employee benefits’ was amended in June 2011. The requirements of the standard are as follows: to eliminate the corridor approach and recognize all actuarial gains and losses in other comprehensive income as they occur; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). We adopted IFRS 19 for the accounting period beginning on 1 January 2013 and the adoption of this standard is not expected to have significant impact on our Group’s financial statements.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2012 and the year ended December 31, 2011, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2012 and the year ended December 31, 2011, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.

EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$104,631	$81,903
Term deposits with banks	4,184	2,764
Financial assets, available-for-sale	7,472	13,250
Accounts receivables, net	4,242	4,711
Receivables from sales representatives	7,773	6,523
Inventories	410	230
Prepaid expenses and other current assets	18,396	20,895
	147,108	130,276
Non-current assets
Property and equipment	30,442	55,761
Investment properties	97,377	75,370
Intangible assets	33,136	11,946
Long term investment	100	100
Deferred income tax assets	244	325
Other non-current assets	2,762	2,552
	164,061	146,054
Total assets	$311,169	$276,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,531	$7,698
Deferred income and customer prepayments	84,540	101,841
Accrued liabilities	20,409	17,723
Income tax liabilities	1,225	714
	118,705	127,976
Non-current liabilities
Deferred income and customer prepayments	9,062	8,290
Deferred income tax liabilities	6,090	1,510
	15,152	9,800
Total liabilities	133,857	137,776

Equity attributable to Company’s shareholders
Common shares	521	518
Treasury shares	(150,089)	(150,089)
Other reserves	156,629	152,591
Retained earnings	158,859	126,653
Total Company shareholders’ equity	165,920	129,673
Non-controlling interests	11,392	8,881
Total equity	$177,312	$138,554
Total liabilities and equity	$311,169	$276,330

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$32,353	$36,863	$136,101	$141,475
Exhibitions	32,716	35,475	88,782	77,973
Miscellaneous	1,873	1,669	6,857	5,617
	$66,942	$74,007	$231,740	$225,065
Operating Expenses:
Sales (Note 2)	23,102	26,305	80,354	81,363
Event production	9,716	11,273	26,250	24,637
Community and content (Note 2)	8,628	9,430	32,696	34,078
General and administrative (Note 2)	12,056	11,721	44,281	40,660
Information and technology (Note 2)	3,223	3,070	13,188	12,607
Total Operating Expenses	$56,725	$61,799	$196,769	$193,345
Profit from Operations	$10,217	$12,208	$34,971	$31,720
Interest income	312	161	1,044	360
Share of loss of associate	-	-	(24)	-
Impairment loss on investment in associate	-	-	(302)	-
Profit before Income Taxes	$10,529	$12,369	$35,689	$32,080
Income Tax Expense	(694)	(456)	(2,744)	(1,613)
Net Profit	$9,835	$11,913	$32,945	$30,467
Net profit attributable to non-controlling interests	1,342	(24)	(739)	(991)
Net profit attributable to the Company’s shareholders	$11,177	$11,889	$32,206	$29,476
Basic net profit per share attributable to the Company’s shareholders	$0.33	$0.35	$0.95	$0.87
Shares used in basic net profit per share calculations	34,066,378	33,792,707	34,017,730	33,742,648
Diluted net profit per share attributable to the Company’s shareholders	$0.31	$0.33	$0.90	$0.83
Shares used in diluted net profit per share calculations	35,870,511	35,501,296	35,742,495	35,385,218

Note: 1. Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$28,114	$30,466	$119,011	$117,946
Print services	4,239	6,397	17,090	23,529
	$32,353	$36,863	$136,101	$141,475

Note: 2. Non-cash compensation expenses associated with the several employee equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$153	$207	$565	$737
Community and content	31	61	70	234
General and administrative	365	475	1,524	1,528
Information and technology	53	71	250	278
	$602	$814	$2,409	$2,777